FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Arvinas Holding Company, LLC

5 Science Park

395 Winchester Ave.

New Haven, Connecticut 06511

Attn: John Houston, Ph.D.

Chief Executive Officer

(203) 535-1456

Brian A. Johnson +1 212 230 8800 (t) +1 212 230 8888 (f) brian.johnson@wilmerhale.com

September 4, 2018

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ada D. Sarmento
Mary Beth Breslin

Re:	Arvinas Holding Company, LLC
Registration Statement on Form S-1
Filed August 30, 2018
File No. 333-227112

Ladies and Gentlemen:

On behalf of Arvinas Holding Company, LLC (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 8 of the letter dated July 19, 2018 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Confidential Draft Registration Statement on Form S-1 (File No. 377-02136), originally submitted by the Company to the Commission on June 22, 2018. Such Confidential Draft Registration Statement has been updated by the Company as reflected in the Registration Statement referenced above (File No. 333-227112), which was publicly filed by the Company on August 30, 2018 (the “Registration Statement”). The supplemental response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

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Wilmer Cutler Pickering Hale and Dorr LLP, 7 World Trade Center, 250 Greenwich Street, New York, New York 10007

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Securities and Exchange Commission

September 4, 2018

Estimated Initial Public Offering Price Range

Rule 83 Confidential Treatment Request by

Arvinas Holding Company, LLC Request #1

To assist the Staff in its review, the Company advises the Staff that, although not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors and reflecting input from the lead underwriters (the “Underwriters”) for the Company’s initial public offering (“IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range would be approximately $[**] to $[**] per share for the Company’s common stock (the “Preliminary IPO Price Range”) with a midpoint of the anticipated range of approximately $[**] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect the reverse stock split that the Company intends to effect prior to the Commission’s declaration of effectiveness of the Registration Statement. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide estimate of the price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Arvinas Holding Company, LLC respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to John Houston, Ph.D., Chief Executive Officer, Arvinas, Inc., 5 Science Park, 395 Winchester Ave., New Haven, Connecticut 06511 (telephone (203) 535-1456), before it permits any disclosure of the bracketed information contained in Request #1.

Analysis of Incentive Share Grants in the Preceding 12 Months

The following table summarizes by grant date the number of incentive shares granted during the past year, as well as the associated participation threshold and the estimated fair value per common share of the Company’s common shares on the grant date used as the strike price for the Black Scholes option pricing model to determine stock-based compensation expense for financial reporting purposes.

Grant Date	Incentive Shares Granted	Participation Threshold	Estimated Fair Value Per Common Share
September 8, 2017	1,969,128	$124,167,262	$0.22
September 28, 2017	121,456	$124,242,262	$0.22
January 31, 2018	517,596	$127,224,467	$0.33
May 8, 2018	3,231,669	$270,912,471	$2.24
June 28, 2018	1,675,340	$292,054,501	$2.61
July 3, 2018	150,340	$292,054,501	$2.61

Securities and Exchange Commission

September 4, 2018

In connection with the conversion of the Company to a corporation as outlined on pages 63 to 64 of the Registration Statement (the “Conversion”), each outstanding incentive unit in Arvinas Holding Company, LLC will convert into a number of shares of common stock of Arvinas, Inc. based upon a conversion priced determined by our board of directors immediately prior to the Conversion. Following the Conversion, any equity compensation awards will be issued pursuant to our 2018 stock incentive plan.

The Company’s discussion of stock-based compensation for financial reporting purposes is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates—Incentive Units,” which is included on pages 79 to 81 of the Registration Statement. As disclosed therein, the Company’s board of directors has estimated the fair value of the incentive units and common shares at various grant dates, with input from management, considering the Company’s most recently available third-party valuations of the incentive units and common shares and the board of directors’ assessment of additional objective and subjective factors that it believed were relevant, including:

•	the prices at which the Company sold preferred shares and the superior rights and preferences of the preferred shares relative to the Company’s common shares at the time of each grant;

•	the progress of the Company’s research and development programs, including the status and results of preclinical studies for the Company’s product candidates;

•	the Company’s stage of development and commercialization and business strategy;

•	external market conditions affecting the life sciences industry and trends within the life sciences industry;

•	the Company’s financial position, including cash on hand, and the Company’s historical and forecasted performance and operating results;

•	the lack of an active public market for the Company’s common and preferred shares;

•	the likelihood of achieving a liquidity event, such as an IPO or sale of the Company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the life sciences industry.

Securities and Exchange Commission

September 4, 2018

Common Share Valuation Methodologies

The Company’s determination of the fair value of common shares was performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company’s incentive units and common share valuations were performed using either 1) the option-pricing method (“OPM”), or 2) a hybrid of the probability-weighted expected return method (“PWERM”) and the OPM, which the Company refers to as the hybrid method. Each of these methods is described as follows:

•

OPM. The OPM treats common shares and preferred shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common shares have value only if the funds available for distribution to shareholders exceed the value of the preferred share liquidation preferences at the time of a liquidity event, such as a strategic sale or merger. The common shares are modeled as a call option on the underlying total equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common shares are considered to be a call option with a claim on the total equity value at an exercise price equal to the remaining value immediately after the preferred share liquidation preference is paid. The OPM uses the Black-Scholes option-pricing model to value the call options. This model defines the fair values of securities as functions of the current total equity value of a company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities.

•

PWERM. Under the PWERM methodology, the fair value of common shares is estimated based upon an analysis of future values for the Company, assuming various outcomes. The common share value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each share class. The future value of the common shares under each possible outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and is then probability weighted to arrive at an indication of value for the common shares.

•

Hybrid method. The hybrid method is a PWERM where the total equity value in one or more of the scenarios is calculated using an OPM. In the hybrid method used by the Company, three types of future-event scenarios were considered: various IPO scenarios, a liquidation scenario, and a stay private scenario. Different IPO scenarios were considered to account for various possibilities of IPO timing and pricing, while a liquidation scenario was considered to account for the possibility that the Company’s development programs will be unsuccessful and the Company will be forced to liquidate. The stay private scenario assumes that the Company does not achieve a liquidity event in the near future and

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September 4, 2018

continues its development efforts. The enterprise values for the IPO scenarios were determined using a market approach, which involves the analysis of recent IPO transactions in the biotechnology and pharmaceutical industry. The Company compared the IPO step-ups of certain newly public companies (i.e. the IPO price relative to the most recent preferred financing price) and considered the stage of development and depth of clinical candidates in each company’s product portfolio. For each IPO scenario, the Company selected an appropriate IPO step-up within the range of the market approach with a focus on platform companies and companies pursuing oncology-based therapies that are preclinical or early clinical stage companies. The selected IPO step-up was then used to calculate the Company’s total equity value under each scenario. The common share value was based on the probability-weighted present value of expected future investment returns considering each of the potential possible outcomes available as well as the rights of each share class. The Company then applied a discount for lack of marketability to the common shares to account for the lack of access to an active public market.

Grant Date Fair Value Determinations

September 8, 2017 and September 28, 2017 Incentive Unit Grants. The Company’s board of directors determined that the participation threshold for incentive unit grants was $124,242,262 and the fair value of its common shares was $0.22 per share as of September 8, 2017 and September 28, 2017 based on input from management, the objective and subjective criteria discussed above, and the results of its most recent third-party valuation performed as of October 31, 2016, which was received by the Company in mid-December 2016. In reaching this determination, the board of directors determined that no material changes had occurred in the business since October 31, 2016. Among the qualitative factors considered by the board of directors in determining the fair value of the Company’s profit interest and common shares were the following developments in the Company’s business:

•	The Series B preferred share financing round closed on October 16, 2015 at a valuation equal to $1.6659 per preferred share.

•

Subsequent to the Series B preferred share financing, the Company experienced an 18-month delay in the Company’s Androgen Receptor program in early 2016 due to an effort to change the route of administration from subcutaneous delivery to an orally delivered compound.

•	Subsequent to the Series B preferred share financing round, the Company terminated a second program in mid-2016.

The October 31, 2016 valuation analysis was performed using the OPM.

The Company’s total equity value was estimated using the subject company transaction method and the cost approach. The subject company transaction method estimated the total equity value

Securities and Exchange Commission

September 4, 2018

needed to produce a Series B preferred share value equal to the $1.6659 per share price paid in the October 16, 2015 transaction. The cost approach estimated the Company’s total equity value based on a balance sheet analysis. Due to the delay of one program and the termination of a second program, the Company gave equal weight to the subject company transaction method and the cost approach in order to arrive at the estimated total equity value.

In the application of the OPM, the Company estimated the time to a liquidity event at 2.75 years based on consideration of the Company’s past development efforts and the additional development time needed for its lead drug programs. A volatility factor of 75% was selected based on an analysis of guideline public companies and a consideration of the Company’s specific risks.

For the common shares, the Company then applied a discount for lack of marketability of 45%. The October 31, 2016 valuation analysis resulted in a participation threshold of $124,242,262 and a valuation of the Company’s common shares of $0.22 per share. Based on that result as well as consideration of other qualitative factors, the Company’s board of directors determined that the participation threshold for incentive units was $124,242,262 and the fair value of the Company’s common shares was $0.22 per share as of September 8, 2017 and September 28, 2017, when it granted 1,969,128 and 121,456 incentive units, respectively.

January 31, 2018 Incentive Share Grants. The Company’s board of directors determined that the participation threshold was $127,224,467 and the fair value of its common shares was $0.33 per share as of January 31, 2018 based on input from management, the objective and subjective criteria discussed above and the results of its most recent third-party valuation performed as of January 1, 2018, which was received by the Company in late January 2018. In reaching this determination, the board of directors determined that no material changes had occurred in the business since January 1, 2018. Among the qualitative factors considered by the board of directors in determining the fair value of the Company’s incentive units and common shares were the following developments in the Company’s business:

•	The Series B preferred share financing round closed on October 16, 2015 at a valuation equal to $1.6659 per preferred share.

•

The Company’s Androgen Receptor program that experienced a delay subsequent to the closing of the Series B financing round was now at a similar stage of development as when the Series B financing round closed on October 16, 2015.

•	The Company’s Estrogen Receptor program had advanced to a similar point when the Series B financing round closed on October 16, 2015 as compared to the program that was terminated in mid-2016.

Securities and Exchange Commission

September 4, 2018

•	The Company executed a collaboration and licensing agreement with Pfizer in late December 2017 and expanded a collaboration and licensing agreement with Genentech in November 2017.

The January 1, 2018 valuation analysis was performed using the OPM.

The Company’s total equity value was estimated using the subject company transaction method and did not use the cost method as the Company now had programs at a similar stage when the Series B preferred financing round was closed. The subject company transaction method estimated the total equity value needed to produce a Series B preferred share value equal to the $1.6659 per share price paid in the October 16, 2016 transaction.

In the application of the OPM, the Company estimated the time to a liquidity event at 1.58 years based on consideration of the Company’s past development efforts and the additional development time needed for its lead drug programs. A volatility factor of 75% was selected based on an analysis of guideline public companies and a consideration of the Company’s specific risks.

For the common shares, the Company then applied a discount for lack of marketability of 35%. The January 1, 2018 valuation analysis resulted in a valuation of the Company’s common shares of $0.33 per share. Based on that result as well as consideration of other qualitative factors, the Company’s board of directors determined that the participation threshold was $127,224,467 and the fair value of the Company’s common shares was $0.33 per share as of January 31, 2018, when it granted 517,596 incentive units.

May 8, 2018 Incentive Share Grants. The Company’s board of directors determined that the participation threshold was $270,912,471 and the fair value of its common shares was $2.24 per share as of May 8, 2018 based on input from management, the objective and subjective criteria discussed above, and the results of its most recent third-party valuation performed as of March 31, 2018, which was received by the Company in early May 2018. In reaching this determination, the board of directors determined that no material changes had occurred in the business since March 31, 2018. Among the qualitative factors considered by the board of directors in determining the participation threshold and the fair value of its common shares were the following developments in the Company’s business:

•

The progression of the Company’s product candidate ARV-110 towards an investigational new drug (“IND”), including the initiation of good laboratory practice toxicology studies and initiation of good manufacturing practice manufacturing of ARV-110.

•	The progression of the Company’s product candidate ARV-471 towards an IND, including the completion of 7-day toxicology studies;

Securities and Exchange Commission

September 4, 2018

•

The Company received and executed term sheet for a Series C preferred share financing round on March 6, 2018 and completed a Series C preferred share financing round on March 29, 2018 at a valuation equal to $3.34 per preferred share.

•	On April 24, 2018 the Company held an organizational meeting for the proposed IPO.

•	Market conditions improved in the first quarter and April of 2018.

The March 31, 2018 valuation analysis was performed using the hybrid method, which considered ten IPO scenarios, one liquidation scenario, and one stay-private scenario, in combination with the subject company transaction method. Since the Company had closed the Series C preferred share financing round and held an IPO organizational meeting, the Company no longer used the OPM method. For those future-event scenarios, the Company’s management determined that the probability for the IPO scenarios was 75%, for the liquidation scenario was 10%, and stay private scenario was 15% based on the Company’s assessment of its development pipeline and market conditions.

In determining the total equity values for the various IPO scenarios, the Company applied the market approach, which analyzed IPO step-ups of publicly traded life sciences companies that recently completed IPOs. Based on an analysis of the recent IPO companies, the Company selected an appropriate IPO step-up for each scenario within the range of the market approach results. For the IPO scenarios, the Company estimated the time to completion between 0.75 years and 1.25 years. The estimated times for completion of an IPO were based on different scenarios of an IPO prior to the filing an IND around the Companies lead program, concurrent with filing an IND on the Companies lead program or after filing an IND on the Companies lead program.

In determining the total equity value for the liquidation scenario, the Company estimated net assets available as of the assumed liquidation date, estimated at 1.25 years from the valuation date. The stay-private scenario assumes that the Company does not achieve a liquidity event in the near future and continues its development efforts instead. The Company estimated the time to a liquidity event under the stay-private scenario at 3.0 years from the valuation date.

The value of the common shares under the stay-private scenario was estimated using a combination of the OPM and the subject company transaction method. In this combined method, the total equity value needed to produce a Series C preferred share value equal to the $3.34 per share price paid in the financing round was first estimated. This total equity value was then allocated to the various shares classes using the OPM, and the results were then utilized as inputs to the hybrid method.

The future total equity values under the IPO and liquidation scenarios were then allocated to the preferred and common classes based on their liquidation and participation preferences. These

Securities and Exchange Commission

September 4, 2018

future values were then discounted to present value using an overall risk-adjusted discount rate of 16.4%, which was determined based on a weighted average cost of capital (“WACC”) model. The present values under the IPO and liquidation scenarios, along with the allocated values under the stay-private scenario, were then weighted according to the probability of occurrence for each scenario in order to arrive at a weighted average value of the common shares. The subject company transaction method was also used to calibrate the future total equity values to produce a Series C preferred share value equal to the $3.34 per share price paid in the Series C financing round.

For the common shares, the Company then applied a discount for lack of marketability of 20%. The March 31, 2018 valuation analysis resulted in a valuation of the Company’s common shares of $2.24 per share. Based on that result as well as consideration of other qualitative factors, the Company’s board of directors determined that the participation threshold was $270,912,471 and the fair value of the Company’s common shares was $2.24 per share as of May 8, 2018, when it granted 3,231,669 incentive units.

June 28 and July 3, 2018 Incentive Share Grants. The Company’s board of directors determined that participation threshold for the grant of incentive units was $292,054,501 and the fair value of its common shares was $2.61 per share as of the grant dates based on input from management, the objective and subjective criteria discussed above, and the results of its most recent third-party valuation performed as of June 22, 2018, which was received by the Company in late June 2018. In reaching this determination, the board of directors determined that no material changes had occurred in the business between June 22, 2018 and the grant dates. Among the qualitative factors considered by the board of directors in determining the participation threshold and the fair value of its common shares were the following developments in the Company’s business:

•	Market conditions improved in May and June 2018.

•	The Company submitted a draft registration statement on Form S-1 relating to the IPO on June 22, 2018.

•	The progression of the Company’s product candidates ARV-110 and ARV-471 towards an IND filing, including completion of additional preclinical studies.

The June 22, 2018 valuation analysis was performed using the hybrid method, which considered twelve IPO scenarios, one liquidation scenario, and one stay-private scenario. For these future-event scenarios, the Company’s management determined that the probability for the IPO scenarios was 80%, for the liquidation scenario was 10%, and for the stay-private scenario was 10% based on the Company’s assessment of its development pipeline and market conditions.

In determining the total equity values for the various IPO scenarios, the Company applied the market approach, which analyzed IPO step-ups of publicly traded life sciences companies that

Securities and Exchange Commission

September 4, 2018

recently completed IPOs. Based on an analysis of the recent IPO companies, the Company selected an appropriate IPO step-up for each scenario within the range of the market approach results. For the IPO scenarios, the Company estimated the time to completion between 0.27 years and 1.02 years. The estimated times for completion of an IPO were based on different scenarios of an IPO prior to the filing of an IND around the Companies’ lead program, concurrent with filing an IND on the Companies’ lead program or after filing an IND on the Companies’ lead program.

In determining the total equity value for the liquidation scenario, the Company estimated net assets available as of the assumed liquidation date, estimated at 1.02 years from the valuation date. The stay-private scenario assumes that the Company does not achieve a liquidity event in the near future and continues its development efforts instead. The Company estimated the time to a liquidity event under the stay-private scenario at 2.77 years from the valuation date.

The value of the common shares under the stay-private scenario was estimated using a combination of the OPM and the subject company transaction method. In this combined method, the total equity value needed to produce a Series C preferred share value equal to the $3.34 per share price paid in the financing round was first estimated. The Company also considered, but did not apply, a trend factor in this analysis to account for developments since the March 31, 2018 valuation date. This total equity value was then allocated to the various shares classes using the OPM, and the results were then utilized as inputs to the hybrid method.

The future total equity values under the IPO and liquidation scenarios were then allocated to the preferred and common classes based on their liquidation and participation preferences. These future values were then discounted to present value using an overall risk-adjusted discount rate of 16.7%, which was determined based on a weighted average cost of capital (“WACC”) model. The present values under the IPO and liquidation scenarios, along with the allocated values under the stay-private scenario, were then weighted according to the probability of occurrence for each scenario in order to arrive at a weighted average value of the common shares. The subject company transaction method was also used as a reasonableness test by comparing the resulting Series C preferred share value with the $3.34 per share price paid in the Series C financing round.

For the common shares, the Company then applied a discount for lack of marketability of 15%. The June 22, 2018 valuation analysis resulted in a valuation of the Company’s common shares of $2.61 per share. Based on that result as well as consideration of other qualitative factors, the Company’s board of directors determined that the participation threshold was $292,054,501 and the fair value of the Company’s common shares was $2.61 per share as of June 28, 2018 and July 3, 2018, when it granted 1,675,340 and 150,340 incentive shares, respectively.

Securities and Exchange Commission

September 4, 2018

Comparison of June 28, 2018 and July 3, 2018 Valuation and Preliminary Assumed IPO Price

Rule 83 Confidential Treatment Request by

Arvinas Holding Company, LLC Request #2

As noted above, the Preliminary IPO Price Range is $[**] to $[**] per share, with a Preliminary Assumed IPO Price of approximately $[**] per share. The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between it and the Underwriters.

Arvinas Holding Company, LLC respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to John Houston, Ph.D., Chief Executive Officer, Arvinas, Inc., 5 Science Park, 395 Winchester Ave., New Haven, Connecticut 06511 (telephone (203) 535-1456), before it permits any disclosure of the bracketed information contained in Request #2.

Among the factors that were considered in setting this range were the following:

•	An analysis of the typical valuation ranges seen in recent IPOs for companies in the biopharmaceutical industry;

•	The general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	An assumption that there would be a receptive public trading market for the Company’s platform which is a new therapeutic modality that degrades disease causing proteins; and

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An assumption that there would be a receptive public trading market for the Company’s product candidates that degrade the androgen receptor for the treatment of castration resistant prostate cancer and the estrogen receptor for the treatment of ER + breast cancer.

•	An assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the proposed IPO.

The Company believes that the difference between the fair value of its common shares as of June 28, 2018 and July 3, 2018 of $2.61 per share and the Preliminary Assumed IPO Price is the result of these factors and the following factors and positive developments with respect to our business that occurred subsequent to June 28, 2018:

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The anticipated price range for this offering is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s prior valuations of common shares, which considered other potential outcomes under the probability weighted expected return method, which would have resulted in a lower value of its common shares than an initial public offering.

Securities and Exchange Commission

September 4, 2018

•

The anticipated price range for this offering necessarily assumes that the IPO has occurred and that a public market for the Company’s common shares has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common shares, which was appropriately taken into account in the Company’s determination of the fair value of its common shares on June 28, 2018 and July 3, 2018.

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The Company’s preferred shares currently have substantial economic rights and preferences over its common shares. Upon the closing of this offering, all outstanding preferred shares will convert into common shares, thus eliminating the superior rights and preferences of its preferred shares as compared to its common shares.

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The significant benefits the Company expects to accrue as a result of becoming publicly traded through the IPO, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company and (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and other strategic transactions.

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The additional positive preclinical data from the Company’s PROTAC platform preclinical data on the Company’s androgen receptor program for metastatic castration resistant prostate cancer and preclinical data on the Company’s estrogen receptor program for ER + breast cancer and the degradation of the Tau protein with a brain penetrant PROTAC in our Tau program.

•	Successful manufacturing of ARV-110 of 5 and 35 mg tablets for the Company’s androgen receptor program.

•	Improvement in the market value for relevant biotechnology companies.

In conclusion, the Company respectfully submits that the difference between the latest valuation as of June 28, 2018 and July 3, 2018 and the Preliminary Assumed IPO price is reasonable. As requested by the Staff, the Company will continue to update its disclosure for all equity related transactions through the effective date of the Registration Statement.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

Securities and Exchange Commission

September 4, 2018

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or e-mail at Brian.Johnson@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson
Brian A. Johnson

cc:	John Houston, Ph.D.
Sean Cassidy

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549